UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated September 25, 2023

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports on results of the 2023 Extraordinary General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: September 25, 2023

Pharming Group to convene Extraordinary General Meeting of Shareholders

Leiden, The Netherlands, September 25, 2023: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext: PHARM/Nasdaq: PHAR) announces today that the Extraordinary General Meeting of Shareholders (EGM) has adopted all proposals on the EGM agenda.

Shareholders approved the appointment of Dr. Richard Peters as Non-Executive director for a period of four years. As a result, Dr. Peters succeeds Mr. Paul Sekhri as Chair of the Board of Directors with immediate effect.

Deborah Jorn, Vice-Chair of the Board of Directors, commented:
“On behalf of the Board, I would like to thank our outgoing Chairman, Paul Sekhri, for his leadership, over the past eight years. During his tenure as Chairman, Paul accomplished many strategic objectives and leaves Pharming in a strong position for his successor, Dr. Richard Peters.

We welcome Dr. Richard Peters onto the Board and we look forward to working with him over the next four years to deliver on Pharming’s current objectives and to further strengthen the company’s position in the rare disease market.”

Sijmen de Vries, Executive Director & Chief Executive Officer, commented:
“I’d like to thank Paul Sekhri for his dedication and leadership over the past eight years. Amongst his many accomplishments, he was instrumental in buying back the U.S. commercialization rights for RUCONEST® and helped pave the way for Pharming’s transformation into a successful commercial stage rare disease company.

As we look to the future, we are excited to welcome Dr. Richard Peters as our new Chairman. His extensive medical and commercial experience is a great asset to the Board. His leadership will be an intrinsic part of meeting our strategic corporate objectives as we move into Pharming’s next stage of growth; a company with multiple products in multiple geographies. I look forward to working closely with Dr. Peters and the rest of the Board, as we continue to pursue our mission of serving the global unserved rare disease patient.”

In addition, shareholders also approved the proposal for the annual fee increase payable to the Chair of the Board of Directors.

A recording of the webcast, presentation slides from today’s EGM, and more details regarding both agenda items are available on the Company’s website in the Investor Relations section.

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:

Pharming Group, Leiden, The Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696

Heather Robertson, Investor Relations & Corporate Communications Manager
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl